Exhibit 4.2

AMENDMENT NO. 1 TO
AMENDED AND RESTATED RIGHTS AGREEMENT

          This Amendment No. 1 to the Amended and Restated Rights Agreement (the “Amendment”), dated as of October 22, 2004, is between Artesyn Technologies, Inc., a Florida corporation (the “Company”), and The Bank of New York, a New York banking corporation, as rights agent (the “Rights Agent”).

Recitals

          WHEREAS, the Company and the Rights Agent are parties to an Amended and Restated Rights Agreement dated as of November 21, 1998 (the “Rights Agreement”);

          WHEREAS, the Company deems it advisable to amend the Rights Agreement;

          WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company has (i) determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable and (ii) delivered to the Rights Agent a certificate from an executive officer of the Company stating that the proposed amendments are in compliance with the terms of such Section 27; and

          WHEREAS, the Company and the Rights Agent desire to evidence such amendments to the Rights Agreement in writing.

          NOW, THEREFORE, in consideration of the premises and for good and valuable consideration the sufficiency and receipt of which is hereby acknowledged, the parties hereby agree as follows:

     1. Amendment of Section 11(d)(ii) — Adjustment of Purchase Price, Number of Preferred Shares, or Number of New Rights. Section 11(d)(ii) is amended and restated in its entirety as follows:

"(ii) For the purpose of any computation hereunder, the “current per share market price” of the Preferred Shares shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Shares are not publicly traded, the “current per share market price” of the Preferred Shares shall be conclusively deemed to be the current per share market price of the Common Shares as determined pursuant to Section 11(d)(i) (appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof), multiplied by one hundred. If neither the Common Shares nor the Preferred Shares are publicly held or so listed or traded, “current per share market price” shall mean the fair value per share as determined in good faith by the Board, whose determination shall be reported in a statement filed with the Rights Agent and shall be conclusive for all purposes.”

     2. Effectiveness. This Amendment shall be deemed effective as of the date first written above, and the term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

     3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Florida and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that with respect to the rights and duties of the Rights Agent, the governing law shall be that of the State of New York.

     4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original, and all of which shall together constitute but one and the same instrument.

     5. Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only, and shall not control or affect the meaning or interpretation of any of the provisions hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

ARTESYN TECHNOLOGIES, INC.

By:	/s/ Richard J. Thompson

Name: Richard J. Thompson
Title: Vice President

THE BANK OF NEW YORK

By:	/s/ John I. Sivertsen

Name: John I. Sivertsen
Title: